TEAMING AGREEMENT

BETWEEN:

BAYTEX ENERGY LTD.

and

PARAMOUNT OPERATING TRUST

and

1325115 ALBERTA LTD.

and

1325059 ALBERTA LTD.

May 29, 2007

TABLE OF CONTENTS

Article 1 DEFINITIONS AND SCHEDULES

1.1

Defined Terms

1

1.2

Schedules

6

1.3

References and Headings

7

1.4

Singular/Plural; Derivatives

7

1.5

Statutory References

7

Article 2 PRE-CLOSING TRANSACTIONS AND POST-CLOSING TRANSACTIONS

7

2.1

Pre-Closing Transactions

7

2.2

SPA

7

2.3

Post-Closing Transactions

7

2.4

Modifications

7

2.5

Redacted

8

Article 3 ACQUISITION CO. AND B CO.

8

3.1

Formation of Acquisition Co.

8

3.2

Unanimous Shareholder Declarations

8

3.3

Redacted

8

3.4

Redacted

8

3.5

Transfer of Shares to Baytex

8

3.6

Termination of Article 3

9

Article 4 PURCHASE PRICE ADJUSTMENTS

9

4.1

Initial Allocation of Adjusted Purchase Price

9

4.2

Subsequent Allocation of Purchase Price Adjustments

9

Article 5 CONDITIONS OF CLOSING AND TERMINATION RIGHTS

10

5.1

Non-Execution of SPA

10

5.2

Waivers of Purchaser's Conditions Precedent

11

5.3

Waivers of Uncured Title Defects Value

12

5.4

Termination of SPA Prior to Closing

13

5.5

Purchaser Default Resulting in Termination

14

5.6

Purchaser Default Not Resulting in Termination

14

Article 6 INTERIM COVENANT MATTERS

15

6.1

Filing Fee for Competition Act Approval

15

6.2

Cash Calls, Deposits and License Transfers

16

6.3

Redacted

16

6.4

Adverse Environmental Conditions

16

Article 7 REDACTED

17

Article 8 CLAIMS AGAINST DOMINION

17

8.1

Assignment of Rights

17

8.2

Claims Against Dominion

17

8.3

Dominion Deductible with Respect to Material Claims

18

8.4

Dominion Liability Cap

18

8.5

Adjustments to Claims

18

Article 9 LIABILITIES AND INDEMNITIES

18

9.1

POT's Indemnities

18

9.2

Baytex's Indemnities

19

9.3

Limitations of Liability

19

9.4

Acquisition Co. Waiver and Release of Claims

19

9.5

Recourse Against Third Parties

19

9.6

Indemnification Procedure — Third Party Claims

19

9.7

Consequential Damages

20

ii

9.8

Guarantees

20

Article 10 ADDITIONAL MATTERS

20

10.1

Redacted

20

10.2

Included Seismic Data

20

10.3

Tax Matters

21

10.4

Redacted

22

10.5

Specific Conveyancing

22

Article 11 CONFIDENTIALITY

22

11.1

Confidentiality Among the Parties

22

11.2

Press Releases

22

Article 12 MISCELLANEOUS PROVISIONS

23

12.1

No Third Party Beneficiaries (Except POT Guarantor and Baytex Guarantor)

23

12.2

Costs and Expenses

23

12.3

Dispute Resolution

23

12.4

Further Assurances

23

12.5

No Merger

23

12.6

Supersedes Earlier Agreements

23

12.7

Governing Law

24

12.8

Interest Accrues on Amounts Owing

24

12.9

Assignment

24

12.10

Time of Essence

24

12.11

Notices

24

12.12

Invalidity of Provisions

25

12.13

Waiver

25

12.14

Amendment

25

12.15

Counterpart Execution

26

TEAMING AGREEMENT

THIS TEAMING AGREEMENT is made this 29th day of May, 2007.

BETWEEN:

BAYTEX ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta ("Baytex")

- and -

PARAMOUNT OPERATING TRUST, a trust formed under the laws of the Province of Alberta ("POT")

- and -

1325115 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta ("Acquisition Co.")

-and-

1325059 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta ("B Co.")

WHEREAS:

A.

Pursuant to a Share Purchase Agreement dated May 29th, 2007 (the "SPA") to be entered into between Dominion Energy Inc., Dominion Storage Inc. and Niton U.S. Inc. (collectively, "Dominion"), as vendor, and Acquisition Co., as purchaser, Dominion will agree to sell the DECL Shares to Acquisition Co. and Acquisition Co. will agree to purchase the DECL Shares from Dominion.

B.

Prior to the execution of the SPA the Parties will undertake, or cause to be undertaken, certain of the Pre-Closing Transactions, with the balance to be undertaken prior to the completion of the transactions contemplated by the SPA.

C.

Following the completion of the transactions contemplated by the SPA, the Parties will undertake, or cause to be undertaken, the Post-Closing Transactions with the result that POT will acquire the POT Assets,  B Co. will acquire the Baytex Assets, and Baytex will acquire all of the issued and outstanding shares of B Co.

D.

Baytex and POT wish to outline their respective duties, obligations and relationship with respect to the Pre-Closing Transactions, the SPA and the Closing of the transactions contemplated thereby, and the Post-Closing Transactions.

NOW THEREFORE, for good and valuable consideration (the sufficiency and receipt of which is acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND SCHEDULES

1.1

Defined Terms

Unless the context otherwise requires, capitalized terms used in this Agreement, including the recitals and the Schedules, not defined in this Section 1.1 or Schedule A, shall have the meanings set forth in the SPA.

(a)

"Accounting Firm" means an independent accounting firm mutually acceptable to POT and Baytex.

(b)

"Agreement" means this Teaming Agreement, including the recitals and all Schedules attached hereto.

(c)

"Allocated Baytex Corporate Assets" means those assets more specifically described and set forth in Schedule "E".

(d)

"Allocated POT Corporate Assets" means those assets more specifically described and set forth in Schedule "D".

(e)

"Asset Based Assumed Liabilities" means those Assumed Liabilities that relate directly to the Baytex Assets or the POT Assets, excluding any Other Liabilities.

(f)

"Assets" means the assets beneficially owned by one or more of DECL, DEP, DomCan Boundary Corp. or Dominion Exploration Canada Ltd. at the time of Closing, as more particularly set forth and described in the SPA.

(g)

"Baytex Assets" means and includes:

(i)

the Petroleum and Natural Gas Rights, to the extent they comprise the Lands and Leases set forth and described in Part 2 of Schedule A of the SPA, and all Tangibles and Miscellaneous Interests associated therewith;

(ii)

the Allocated Baytex Corporate Assets and Baytex's Pro-Rata Share of the Shared Corporate Assets; and

(iii)

without duplication, the Included Seismic Data and the Other Assets located within the Baytex Map Area, as well as Baytex's Pro-Rata Share of all Other Assets that are not located within the Baytex Map Area or the POT Map Area.

(h)

"Baytex Deposit" means the amount of $23,820,300.

(i)

"Baytex Guarantor" means Baytex Energy Trust, as a Guarantor of Acquisition Co. under the SPA and the guarantor of Baytex under this Agreement.

(j)

"Baytex Map Area" means the area identified in Schedule "B".

(k)

"Baytex Liabilities" means and includes, subject to any applicable limitations of liability set forth in the SPA or this Agreement:

(i)

any payment or indemnity obligations of Acquisition Co. under the SPA caused by the failure of Baytex to fulfil its obligations under this Agreement;

(ii)

any payment or indemnity obligations of Acquisition Co., and all Asset Based Assumed Liabilities, in either case, to the extent relating to the Baytex Assets;

(iii)

Baytex's Pro-Rata Share of any payment or indemnity obligations of Acquisition Co. under the SPA to the extent relating to any Non-Asset Based Assumed Liabilities, except to the extent otherwise modified or varied under this Agreement;

(iv)

all Claims, Losses and Liabilities of POT or POT Guarantor, that may be brought against, suffered or incurred by POT or POT Guarantor under this Agreement, arising out of, or connected with:

(A)

a breach by Baytex of its covenants and obligations under this Agreement;

(B)

a breach by Baytex or any Affiliate of Baytex of any representations, warranties, covenants or obligations of Baytex or any of its Affiliates under the Pre-Closing Transaction Agreements or the Post-Closing Transaction Agreements;

(C)

the exercise by Baytex of its rights under this Agreement, including, without limitation, its right to bring a Claim against Dominion in the name of Acquisition Co., its right to give or grant any consent or approval or make any decision or determination in respect of the Baytex Assets pursuant to Section 6.3 and its right to address all matters relating to any Rights of First Refusal affecting the Baytex Assets, as contemplated pursuant to Section 10.1;

(D)

if Closing occurs:

(I)

the Baytex Assets and the operation thereof, howsoever and whensoever occurring or accruing, including, without limitation, any and all past, present and future Environmental Liabilities associated therewith; and

(II)

without duplication:

1.

the Allocated Baytex Corporate Assets and Baytex's Pro-Rata Share of the Shared Corporate Assets;

2.

the Included Seismic Data and the Other Assets within the Baytex Map Area;

3.

the Other Liabilities within the Baytex Map Area; and

4.

Baytex's Pro-Rata Share of any Other Assets and Other Liabilities not within the POT Map Area or the Baytex Map Area; and

(v)

to the extent POT or any Affiliate of POT holds all or any portion of the Baytex Assets as bare trustee and agent of Baytex or an Affiliate of Baytex, all Claims, Losses and Liabilities associated therewith, which, for certainty, includes the Pembina Area Rights, as contemplated pursuant to Section 10.4.

(l)

"Bumps" has the meaning set forth in Section 2.5(a).

(m)

"Curing Party" has the meaning set forth in Section 5.6.

(n)

"DECL" means Dominion Energy Canada Ltd., a corporation formed under the laws of the Province of Alberta.  [Rectified by Agreement dated June 14, 2007, effective as of and  from May 29, 2007]

(o)

"Deductible" has the meaning set forth in Section 8.3(a).

(p)

"DEP" means Dominion Exploration Partnership, a partnership formed under the laws of the Province of Alberta.

(q)

"Deposit" means the aggregate of the:

(i)

Baytex Deposit; and

(ii)

POT Deposit.

(r)

"Indemnitee" has the meaning set forth in Section 9.6.

(s)

"Indemnitor" has the meaning set forth in Section 9.6.

(t)

"Liability Cap" has the meaning set forth in Section 8.4.

(u)

"Non-Asset Based Assumed Liabilities" means those Assumed Liabilities that do not relate directly to the Baytex Assets or the POT Assets and, for certainty, include Liabilities (including Environmental

Liabilities) associated with, arising out of or resulting from the ownership, use or operation of any assets of DECL and its Subsidiaries that are not Asset Based Assumed Liabilities, excluding any Other Liabilities.

(v)

"Non-Proceeding Party" has the meaning set forth in Section 5.2(c)(i).

(w)

"Non-Waiving Party" has the meaning set forth in Section 5.3(c)(i).

(x)

"Other Assets" means assets owned by one or more of DECL, Dominion Canada, DomCan NS, DEP, DomCan Boundary Corp. or Dominion Exploration Canada Ltd. the existence of which is unknown as of the date hereof.

(y)

"Other Employees" has the meaning set forth in Section 7.3(c)(i).

(z)

"Other Liabilities" means all Liabilities of every nature and kind, whatsoever, whether absolute or contingent, of one or more of DECL, Dominion Canada, DomCan NS, DEP, DomCan Boundary Corp. or Dominion Exploration Canada Ltd.. the existence of which is unknown as of the date hereof, including, without limitation, all Claims, Losses and Liabilities relating to the Other Assets.

(aa)

"Party" means a party to this Agreement and "Parties" means all parties to this Agreement unless the context otherwise requires such terms to be restricted to POT and Baytex only.

(bb)

"Pembina Area Rights" means the Petroleum and Natural Gas Rights and related surface leases and licenses more particularly described in Schedule "G".

(cc)

"Post-Closing Transaction Agreements" means the agreements required to implement the Post-Closing Transactions.

(dd)

"Post-Closing Transactions" means the transactions that will occur following the closing of the transactions contemplated by the SPA, as more particularly set out and described in Schedule "A" hereof.

(ee)

"POT Assets" means and includes:

(i)

the Petroleum and Natural Gas Rights, to the extent they comprise the Lands and Leases set forth and described in Part 1 of Schedule A of the SPA, and all Tangibles and Miscellaneous Interests associated therewith;

(ii)

the Allocated POT Corporate Assets and POT's Pro-Rata Share of the Shared Corporate Assets; and

(iii)

without duplication, the Included Seismic Data and the Other Assets located within the POT Map Area, as well as POT's Pro-Rata Share of all Other Assets that are not located within the POT Map Area or the Baytex Map Area.

(ff)

"POT Deposit" means the amount of $39,179,700.

(gg)

"POT Guarantor" means Paramount Energy Trust, as a Guarantor of Acquisition Co. under the SPA and the guarantor of POT under this Agreement.

(hh)

"POT Map Area" means the area identified in Schedule "B".

(ii)

"POT Liabilities" means and includes, subject to any limitations of liability set forth in the SPA or this Agreement:

(i)

any payment or indemnity obligations of Acquisition Co. under the SPA caused by the failure of POT to fulfil its obligations under this Agreement;

(ii)

any payment or indemnity obligations of Acquisition Co., and all Asset Based Assumed Liabilities, in either case, to the extent relating to the POT Assets;

(iii)

POT's Pro-Rata share of any payment or indemnity obligations of Acquisition Co. under the SPA to the extent relating to any Non-Asset Based Assumed Liabilities, except to the extent otherwise modified or varied under this Agreement;

(iv)

all Claims, Losses and Liabilities of Baytex or Baytex Guarantor under this Agreement, that may be brought against, suffered or incurred by Baytex or Baytex Guarantor under this Agreement arising out of, or connected with:

(A)

a breach by POT of its covenants and obligations under this Agreement;

(B)

a breach by POT or any Affiliate of POT of any representations, warranties, covenants or obligations of POT or any of its Affiliates under the Pre-Closing Transaction Agreements or the Post-Closing Transaction Agreements (except to the extent caused by Baytex);

(C)

the exercise by POT of its rights under this Agreement, including, without limitation, its right to bring a Claim against Dominion in the name of Acquisition Co., its right to give or grant any consent or approval or make any decision or determination in respect of the POT Assets pursuant to Section 6.3 and its right to address all matters relating to any Rights of First Refusal affecting the POT Assets, as contemplated pursuant to Section 10.1;

(D)

if Closing occurs:

(I)

the POT Assets and the operation thereof, howsoever and whensoever occurring or accruing, including, without limitation, any and all past, present and future Environmental Liabilities associated therewith; and

(II)

without duplication:

1.

the Allocated POT Corporate Assets and POT's Pro-Rata Share of the Shared Corporate Assets;

2.

the Included Seismic Data and the Other Assets within the POT Map Area;

3.

the Other Liabilities within the POT Map Area; and

4.

POT's Pro-Rata Share of any Other Assets and Other Liabilities not within the POT Map Area or the Baytex Map Area; and

(v)

to the extent Baytex or any Affiliate of Baytex holds all or any portion of the POT Assets as bare trustee and agent of POT or an Affiliate of POT, all Claims, Losses or Liabilities associated therewith.

(jj)

"Pre-Closing Transaction Agreements" means the agreements required to implement the Pre-Closing Transactions.

(kk)

"Pre-Closing Transactions" means the transactions that will occur prior to the closing of the transactions contemplated by the SPA, as more particularly set out and described in Schedule "A" hereof.

(ll)

"Proceeding Party" has the meaning set forth in Section 5.2(c)(i).

(mm)

"Pro-Rata Share" means:

(i)

in the case of POT, an undivided 62.19%; and

(ii)

in the case of Baytex, an undivided 37.81%;

provided that if, prior to or at Closing, the Bid Price of $630,000,000 is reduced by the Uncured Title Defects Value, the term "Pro-Rata Share" shall be adjusted as follows:

(iii)

in the case of POT, 100% multiplied by a fraction:

(A)

the numerator of which is equal to the sum of $391,797,000 less the Uncured Title Defects Value associated with the POT Assets; and

(B)

the denominator of which is equal to the sum of $630,000,000 less the aggregate Uncured Title Defects Value; and

(iv)

in the case of Baytex, 100% multiplied by a fraction:

(A)

the numerator of which is equal to the sum of $238,203,000 less the Uncured Title Defects Value associated with the Baytex Assets; and

(B)

the denominator of which is equal to the sum of $630,000,000 less the aggregate Uncured Title Defects Value.

(nn)

"Purchaser Default" means a default by Acquisition Co. of any of its obligations under the SPA.

(oo)

"Representatives" means, in reference to a Party, its and its Affiliates' representatives, agents, legal counsel, consultants and advisors.

(pp)

"Right of First Refusal" means a right of first refusal, pre-emptive right of purchase or similar right.

(qq)

"Shared Corporate Assets" means those head office assets of DECL that do not comprise Allocated Baytex Corporate Assets or Allocated POT Corporate Assets, including, without limitation, the head office assets more particularly described in Schedule "F".

(rr)

"Third Party" means, at any time and from time to time, any Person other than Baytex, POT and their respective Affiliates.

(ss)

"Waiving Party" has the meaning set forth in Section 5.3(c)(i).

1.2

Schedules

The following Schedules are attached hereto and made part of this Agreement:

(a)

Schedule "A" -

Description of the Pre-Closing Transactions and the Post-Closing Transactions

(b)

Schedule "B" -

POT Map Area and Baytex Map Area

(c)

Schedule "C" -

NOT USED

(d)

Schedule "D" -

Allocated POT Corporate Assets

(e)

Schedule "E"

Allocated Baytex Corporate Assets

(f)

Schedule "F" -

Shared Corporate Assets

(g)

Schedule "G" -

Pembina Area Rights

(h)

Schedule "H" -

Paramount Energy Trust Guarantee

(i)

Schedule "I" –

Baytex Energy Trust Guarantee

1.3

References and Headings

The references "hereunder", "herein" and "hereof" refer to the provisions of this Agreement, and references to Articles and Sections herein refer to articles, sections or subsections of this Agreement. Any reference to time shall refer to Mountain Standard Time or Mountain Daylight Saving Time during the respective intervals in which each is in force in the Province of Alberta. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.4

Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement or in the Schedules, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5

Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and enforced from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

ARTICLE 2
PRE-CLOSING TRANSACTIONS AND POST-CLOSING TRANSACTIONS

2.1

Pre-Closing Transactions

Subject to the terms and provisions set forth in this Agreement, each of the Parties agrees to complete (or cause their respective Affiliates to complete, as applicable), the Pre-Closing Transactions and to execute and deliver the Pre-Closing Transaction Agreements, and all such other agreements, documents and instruments as may be required or desirable to give effect to the Pre-Closing Transactions.

2.2

SPA

Subject to the terms and provisions set forth in this Agreement and the SPA, Acquisition Co. agrees to execute and deliver (and POT agrees to cause Acquisition Co. to execute and deliver) the SPA, and each of the Parties agrees to execute and deliver all such other agreements, documents and instruments as may be required or desirable to complete the transactions contemplated by the SPA.  The Parties shall proceed, honestly and in good faith, and use all reasonable efforts to satisfy and comply with and assist in all matters related to the Closing in accordance with their respective obligations under this Agreement.

2.3

Post-Closing Transactions

Subject to the terms and provisions set forth in this Agreement, each of the Parties agrees to complete (or cause their respective Affiliates to complete, as applicable), the Post-Closing Transactions and to execute and deliver the Post-Closing Transaction Agreements, and all such other agreements, documents and instruments as may be required or desirable to give effect to the Post-Closing Transactions.

2.4

Modifications

(a)

The Parties acknowledge that not all of the Schedules have been finalized as of the date of execution of this Agreement, and agree that the finalization of these Schedules and all other matters that need to be addressed hereunder and resolved prior to or following Closing shall be done through timely consultation and good faith negotiation.

(b)

The Parties further agree to diligently pursue and use commercially reasonable efforts to resolve any pre-Closing or post-Closing matters, taking into account the time constraints to which the Parties will be subject in order to complete the Pre-Closing Transactions, Close the transactions contemplated by the SPA, and complete the Post-Closing Transactions.

(c)

In the spirit of cooperation and good faith, the Parties agree that if, at any time following execution of this Agreement, the Parties determine that a provision of this Agreement or any Schedule hereto (including Schedule A) does not reflect the business deal of the Parties, the Parties shall amend this Agreement or such Schedule and any and all agreements related hereto or thereto, including without limitation, the Pre-Closing Transaction Agreements and the Post-Closing Transaction Agreements, to reflect the business deal.

2.5

Redacted

ARTICLE 3
ACQUISITION CO. AND B CO.

3.1

Formation of Acquisition Co.

The Parties acknowledge and agree that:

(a)

Acquisition Co. was formed by POT solely for the purpose of acquiring the DECL Shares and completing the Pre-Closing Transactions and the Post-Closing Transactions to which it is or will be a party; and

(b)

B Co. was formed by POT solely for the purpose of completing the Pre-Closing Transactions and the Post-Closing Transactions to which it is or will be a party.

3.2

Unanimous Shareholder Declarations

(a)

POT, as the sole shareholder of Acquisition Co., hereby declares  that the rights, powers and duties of the directors of Acquisition Co. to manage, or to supervise the management of, the business and affairs of Acquisition Co. are restricted to the fullest extent permitted under the ABCA, and POT hereby assumes and shall have, enjoy, exercise and perform all of the rights, powers and duties of the directors of Acquisition Co. to manage, or to supervise the management of, the business and affairs of Acquisition Co..  POT covenants and agrees with Baytex that it will vote or cause to be voted, its shares of Acquisition Co. as required to accomplish and give effect to the terms and conditions of the SPA, this Agreement, the Pre-Closing Transaction Agreements and the Post-Closing Transaction Agreements to which it is or will be a party.

(b)

POT, as the sole shareholder of B Co., hereby declares  that the rights, powers and duties of the directors of B Co. to manage, or to supervise the management of, the business and affairs of B Co. are restricted to the fullest extent permitted under the ABCA, and POT hereby assumes and shall have, enjoy, exercise and perform all of the rights, powers and duties of the directors of B Co. to manage, or to supervise the management of, the business and affairs of B Co..  POT covenants and agrees with Baytex that it will vote or cause to be voted, its shares of B Co. as required to accomplish and give effect to the terms and conditions of the SPA, this Agreement, the Pre-Closing Transaction Agreements and the Post-Closing Transaction Agreements to which it is or will be a party.

3.3

Redacted

3.4

Redacted

3.5

Transfer of Shares to Baytex

If, for any reason, this Agreement terminates with respect to POT prior to the Closing of the transactions contemplated by the SPA and Baytex wishes to cause Acquisition Co. to complete the transactions contemplated by the SPA, all as contemplated herein, the following will apply:

(a)

all of the shares of Acquisition Co. and B Co. shall be conclusively deemed to be transferred from POT to Baytex in consideration for $1.00 and the transfer of the Baytex Loan Note (including interest accrued thereon) to POT, and the same is authorized and approved by POT, acting under and pursuant to its unanimous shareholder declarations;

(b)

each of the Parties shall forthwith take such actions and execute and deliver such documents and instruments as may be necessary to reflect such transfer, including without limitation, the delivery by POT of the share certificates of Acquisition Co. and B Co. held by POT, duly endorsed for transfer to Baytex;

(c)

all of the directors and officers of Acquisition Co. and B Co. shall resign and shall release Acquisition Co. and B Co., as applicable, from and against any claims they may have against Acquisition Co. or B Co., as applicable, arising in connection with their having acted as directors and officers of such corporation;

(d)

Baytex shall cause Acquisition Co. and B Co. to release the aforementioned directors and officers from and against any claims Acquisition Co. or B Co., as applicable, may have against such directors and officers arising in connection with their having acted as directors and officers of Acquisition Co. or B Co., as applicable; and

(e)

the unanimous shareholder declarations set forth in Section 3.2 shall cease to be effective and POT shall have no further obligation to Acquisition Co., B Co. or Baytex to cause Acquisition Co. and/or B Co., as applicable, to abide by the terms of this Agreement, the SPA, the Pre-Closing Transaction Agreements or the Post-Closing Transaction Agreements; provided that the foregoing shall not in any way restrict or otherwise limit any claims that Baytex may have against  POT under the further terms and provisions of this Agreement.

3.6

Termination of Article 3

Subject to the continuation of any rights of indemnity under Article 9 that may have accrued to Baytex as a result of a breach by POT, Acquisition Co. or B Co. of any of their respective obligations under this Article 3, if any, the provisions of this Article 3 shall terminate and be of no further force and effect following the completion of the Post-Closing Transactions.

ARTICLE 4
PURCHASE PRICE ADJUSTMENTS

4.1

Initial Allocation of Adjusted Purchase Price

Each of POT and Baytex shall be initially allocated and shall fund its Pro-Rata Share of the Adjusted Purchase Price (including, for certainty, its Pro-Rata Share of the Net Working Capital Amount) payable by Acquisition Co. pursuant to Section 2.3 of the SPA, all as more particularly set out in the Closing Statement of Dominion delivered pursuant to Section 2.6(a) of the SPA and as may be further adjusted pursuant to Section 2.6 of the SPA.

4.2

Subsequent Allocation of Purchase Price Adjustments

(a)

Paramount and Baytex shall, within 180 days following Closing, make the following adjustments between them:

(i)

all current assets and current liabilities that comprise the Net Working Capital Amount that are identified and agreed to by POT and Baytex as current assets and current liabilities directly attributable to the POT Assets, shall be allocated 100% to POT, and if not so identified and agreed to, shall be allocated to POT in accordance with its Pro-Rata Share; and

(ii)

all current assets and current liabilities that comprise the Net Working Capital Amount that are identified and agreed to by POT and Baytex as current assets and current liabilities directly attributable to the Baytex Assets, shall be allocated 100% to Baytex, and if not so identified and agreed to, shall be allocated to Baytex in accordance with its Pro-Rata Share;

with the result that the Net Working Capital Amount for each of POT and Baytex, will be increased or decreased, as applicable, by an amount equal to the difference between the amount of the Net Working

Capital allocated to it pursuant to this Section 4.2(a) and the amount initially allocated to it pursuant to Section 4.1 based upon its Pro-Rata Share.

(b)

Upon the Net Working Capital Amount being reallocated between POT and Baytex pursuant to Section 4.2(a) that portion of the Adjusted Purchase Price set forth in Section 2.2(c) of the SPA allocated to POT and Baytex for the purposes of Section 4.1, shall be adjusted accordingly.

(c)

If, as a result of such revised allocations pursuant to Sections 4.2(a) and 4.2(b), one Party has funded less than its share of the Adjusted Purchase Price, such Party shall pay the difference between the amount it has funded and the amount it should have funded to Acquisition Co. and Acquisition Co. shall, in turn, repay such amount to the Party that funded more than its share of the Adjusted Purchase Price.  The foregoing may be effected by way of directions to pay from Acquisition Co.  to the relevant Parties.

(d)

Any payment required to be made pursuant to Section 4.2(c), shall be made within five (5) Business Days following the final determination of the amount of such payment, together with interest thereon at the Additional Amount Calculation Rate for the period from and after the Closing Date to the date payment is made.

(e)

Notwithstanding the foregoing, if there is a dispute between the Parties as to the amount of any items to be reallocated between the Parties pursuant to this Section 4.2 that the Parties are unable to resolve, they will avail themselves of the dispute resolution procedures set forth in Section 2.6(d) of the SPA (excluding the reference to the $1,000,000 threshold) to resolve the dispute.

ARTICLE 5
CONDITIONS OF CLOSING AND TERMINATION RIGHTS

5.1

Non-Execution of SPA

If, for any reason, either POT or Baytex is unable to secure its financing with the result that the SPA is not executed, such Party shall be liable for 100% of the Exclusivity Fee and shall reimburse the other Party for its share of the Exclusivity Fee.  If the other Party determines to execute the SPA and proceed with the transactions contemplated by the SPA for its own account, the Party that is not proceeding shall forfeit its share of the Exclusivity Fee, and the following will apply;

(a)

if the Party unable to secure its financing is POT, the provisions of Section 3.5 will apply;

(b)

all other Pre-Closing Transactions completed to that time shall be unwound;

(c)

the Party that failed to secure its financing shall not be entitled to exercise any Rights of First Refusal, if any, that may be triggered as a result of any restructuring transactions undertaken by the proceeding Party, if any, in lieu of the Pre-Closing Transactions and the Post-Closing Transactions, and such party hereby irrevocably waives it right to exercise the same;

(d)

except as provided in this Section 5.1, as between Baytex and POT:

(i)

the Party that proceeds with the transactions contemplated by the SPA shall, and shall cause its guarantor under this Agreement, Acquisition Co. and B Co. to:

(A)

release the other Party and its Affiliates from their obligations under this Agreement; and

(B)

indemnify and save harmless the other Party and its Affiliates (including POT Guarantor or Baytex Guarantor, as applicable) from and against any and all Claims, Losses and Liabilities that may be brought against them or that they may suffer, sustain, pay or incur as a result of the first Party completing the transactions contemplated by the SPA; and

(ii)

the Party that does not proceed with the transactions contemplated by the SPA shall release the other Party and its Affiliates from their obligations under this Agreement.

Following the completion of the transactions contemplated by this Section 5.1, this Agreement shall terminate save and except for the covenants and the indemnities of the Parties set forth in Sections 5.1(c) and 5.1(d) and the Parties' obligations of confidentiality set forth in Article 11, which covenants, indemnities and obligations will survive the termination of this Agreement.

5.2

Waivers of Purchaser's Conditions Precedent

If, for any reason not attributable to a Purchaser Default, the conditions precedent of Acquisition Co. under the SPA are not satisfied, POT and Baytex shall after consultation, individually elect whether to cause Acquisition Co. to waive any such unsatisfied conditions precedent and the following will apply:

(a)

If both Baytex and POT choose to waive any such unsatisfied conditions precedent, this Agreement shall continue in full force and effect, in accordance with its terms.

(b)

If both Baytex and POT choose not to waive any such unsatisfied conditions precedent and the SPA is terminated, the provisions of Section 5.4 will apply.

(c)

If only one of Baytex or POT choose to waive such unsatisfied conditions precedent and proceed to the Closing of the transactions contemplated by the SPA, the following will apply:

(i)

the Party proceeding with the Closing of the transactions contemplated by the SPA (the "Proceeding Party") will lend to Acquisition Co. an amount equal to the Pro-Rata Share of the Deposit of the non-proceeding Party (the "Non-Proceeding Party"), plus interest accrued thereon;

(ii)

if the Proceeding Party is Baytex:

(A)

the POT Loan Note shall become immediately due and payable and Acquisition Co. shall pay to POT, all monies owing by Acquisition Co. to  POT under the POT Loan Note, and the POT Loan Note will be cancelled and returned to Acquisition Co.; and

(B)

the provisions of Section 3.5 shall apply;

(iii)

if the Proceeding Party is POT:

(A)

the B Co. Loan Note shall become immediately due and payable and Acquisition Co. shall pay, to B Co., all monies owing by Acquisition Co. to  B Co. under the B Co. Loan Note, and the B Co. Loan Note will be cancelled and returned to Acquisition Co.;

(B)

B Co. shall distribute an amount equal to the Baytex Deposit, together with all interest accrued thereon to POT as a return of capital; and

(C)

the Baytex Loan Note shall become immediately due and payable and POT shall pay to Baytex, all monies owing by POT to  Baytex under the Baytex Loan Note, and the Baytex Loan Note will be cancelled and returned to POT; and

(iv)

the foregoing may be effected by way of directions to pay between the relevant Parties.

(d)

The Proceeding Party shall use all reasonable commercial efforts to obtain from Dominion, a release of the Non-Proceeding Party's Guarantor of the obligations of Acquisition Co. under the SPA.

(e)

The Non-Proceeding Party shall not be entitled to exercise any Rights of First Refusal, if any, that may be triggered as a result of any restructuring transactions undertaken by the Proceeding Party, if any, in lieu of the Post-Closing Transactions, and the Non-Proceeding party hereby irrevocably waives it right to exercise the same.

(f)

Except as provided in this Section 5.2, as between Baytex and POT:

(i)

the Proceeding Party shall, and shall cause its guarantor under this Agreement, Acquisition Co. and B Co. to:

(A)

release the Non-Proceeding Party and its Affiliates from their obligations under this Agreement; and

(B)

indemnify and save harmless the Non-Proceeding Party and its Affiliates (including POT Guarantor or Baytex Guarantor, as applicable) from and against any and all Claims, Losses and Liabilities that may be brought against them or that they may suffer, sustain, pay or incur as a result of the Proceeding Party completing the transactions contemplated by the SPA; and

(ii)

the Non-Proceeding Party shall release the Proceeding Party and its Affiliates from their obligations under this Agreement.

Following the completion of the transactions contemplated by this Section 5.2, this Agreement shall terminate save and except for the covenants and the indemnities of the Parties set forth in Sections 5.2(d), 5.2(e) and 5.2(f) and the Parties' obligations of confidentiality set forth in Article 11, which covenants, indemnities and obligations will survive the termination of this Agreement.

5.3

Waivers of Uncured Title Defects Value

If, prior to the Closing of the SPA, it is determined that the aggregate Uncured Title Defects Value under the SPA exceeds an amount that would entitle Dominion or Acquisition Co. to terminate the SPA, the Parties shall, after consultation, individually elect whether to waive any such Uncured Title Defects.

(a)

If both Baytex and POT choose to waive any such Uncured Title Defects, this Agreement shall continue in full force and effect, in accordance with its terms.

(b)

If both Baytex and POT choose not to waive any such Uncured Title Defects and the SPA is terminated, the provisions of Section 5.4 will apply.

(c)

If only one of Baytex or POT choose to waive any such Uncured Title Defects and proceed to the Closing of the transactions contemplated by the SPA, the following will apply:

(i)

the Party that elects to waive any such Uncured Title Defects (the "Waiving Party") will lend to Acquisition Co., an amount equal to the Pro-Rata Share of the Deposit of the non-Waiving Party (the "Non-Waiving Party"),  plus interest accrued thereon;

(ii)

if the Waiving Party is Baytex:

(A)

the POT Loan Note shall become immediately due and payable and Acquisition Co. shall pay to POT, all monies owing by Acquisition Co. to  POT under the POT Loan Note, and the POT Loan Note will be cancelled and returned to Acquisition Co.; and

(B)

the provisions of Section 3.5 shall apply;

(iii)

if the Waiving Party is POT:

(A)

the B Co. Loan Note shall become immediately due and payable and Acquisition Co. shall pay, to B Co., all monies owing by Acquisition Co. to  B Co. under the B Co. Loan Note, and the B Co. Loan Note will be cancelled and returned to Acquisition Co.;

(B)

B Co. shall distribute an amount equal to the Baytex Deposit, together with all interest accrued thereon to POT as a return of capital;  and

(C)

the Baytex Loan Note shall become immediately due and payable and POT shall pay to Baytex, all monies owing by POT to  Baytex under the Baytex Loan Note, and the Baytex Loan Note will be cancelled and returned to POT; and

(iv)

the foregoing may be effected by way of directions to pay between the relevant Parties.

(d)

The Waiving Party shall use all reasonable commercial efforts to obtain from Dominion, a release of the Non-Waiving Party's Guarantor of the obligations of Acquisition Co. under the SPA.

(e)

The Non-Waiving Party shall not be entitled to exercise any Rights of First Refusal, if any, that may be triggered as a result of any restructuring transactions undertaken by the Waiving Party, if any, in lieu of the Post-Closing Transactions, and the Non-Waiving Party hereby irrevocably waives it right to exercise the same.

(f)

Except as provided in this Section 5.3, as between Baytex and POT:

(i)

the Waiving Party shall, and shall cause its guarantor under this Agreement, Acquisition Co. and B Co. to:

(A)

release the Non-Waiving Party and its Affiliates from their obligations under this Agreement; and

(B)

indemnify and save harmless the Non-Waiving Party and its Affiliates (including POT Guarantor or Baytex Guarantor, as applicable) from and against any and all Claims, Losses and Liabilities that may be brought against them or that they may suffer, sustain, pay or incur as a result of the Waiving Party completing the transactions contemplated by the SPA; and

(ii)

the Non-Waiving Party shall release the Waiving Party and its Affiliates from their obligations under this Agreement.

Following the completion of the transactions contemplated by this Section 5.3, this Agreement shall terminate save and except for the covenants and the indemnities of the Parties set forth in Sections 5.3(d),5.3(e) and 5.3(f) and the Parties' obligations of confidentiality set forth in Article 11, which covenants, indemnities and obligations will survive the termination of this Agreement.

5.4

Termination of SPA Prior to Closing

If, the SPA is terminated prior to the Closing of the transactions contemplated by the SPA, other than by reason of a Purchaser Default, in circumstances where the Deposit plus interest accrued thereon is paid by Dominion to Acquisition Co., the following shall apply:

(a)

the POT Loan Note shall become immediately due and payable and Acquisition Co. shall pay to POT, out of the Deposit monies plus accrued interest returned to it by Dominion, all monies owing by Acquisition Co. to  POT under the POT Loan Note, and the POT Loan Note will be cancelled and returned to Acquisition Co.;

(b)

the B Co. Loan Note shall become immediately due and payable and Acquisition Co. shall pay, to B Co., out of the Deposit monies plus accrued interest returned to it by Dominion, all monies owing by Acquisition Co. to  B Co. under the B Co. Loan Note, and the B Co. Loan Note will be cancelled and returned to Acquisition Co.;

(c)

B Co. shall distribute an amount equal to the Baytex Deposit, together with all interest accrued thereon to POT as a return of capital;

(d)

the Baytex Loan Note shall become immediately due and payable and POT shall pay to Baytex, all monies owing by POT to  Baytex under the Baytex Loan Note, and the Baytex Loan Note will be cancelled and returned to POT; and

(e)

the foregoing may be effected by way of directions to pay between the relevant Parties.

Following the completion of the transactions contemplated by this Section 5.4, this Agreement shall terminate save and except for the Parties' obligations of confidentiality set forth in Article 11, which obligations will survive the termination of this Agreement.

5.5

Purchaser Default Resulting in Termination

If, as a result of a Purchaser Default under the SPA caused by one of Baytex or POT, the  SPA is terminated by Dominion prior to Closing as a result and Dominion retains the Deposit and interest accrued thereon, the following will apply:

(a)

the Party that caused the Purchaser Default shall be liable to the non-defaulting Party and POT Guarantor or Baytex Guarantor, as applicable, for any damages that Dominion may be entitled to recover against POT Guarantor or Baytex Guarantor, as applicable, under the SPA in respect of the Purchaser Default;

(b)

the defaulting Party will pay to Acquisition Co., an amount equal to the Deposit plus interest accrued thereon;

(c)

the POT Loan Note shall become immediately due and payable and Acquisition Co. shall pay to POT, out of the monies paid to it by the defaulting Party, all monies owing by Acquisition Co. to  POT under the POT Loan Note, and the POT Loan Note will be cancelled and returned to Acquisition Co.;

(d)

the B Co. Loan Note shall become immediately due and payable and Acquisition Co. shall pay, to B Co., out of the monies paid to it by the defaulting Party, all monies owing by Acquisition Co. to  B Co. under the B Co. Loan Note, and the B Co. Loan Note will be cancelled and returned to Acquisition Co.;

(e)

B Co. shall distribute an amount equal to the Baytex Deposit, together with all interest accrued thereon, to POT, as a return of capital;

(f)

the Baytex Loan Note shall become immediately due and payable and POT shall pay to Baytex, all monies owing by POT to  Baytex under the Baytex Loan Note, and the Baytex Loan Note will be cancelled and returned to POT; and

(g)

the foregoing may be effected by way of directions to pay between the relevant Parties.

Following the completion of the transactions contemplated by this Section 5.5, this Agreement shall terminate save and except for the obligations of the defaulting Party set forth in Section 5.5(a) and the Parties' obligations of confidentiality set forth in Article 11, which obligations will survive the termination of this Agreement.

5.6

Purchaser Default Not Resulting in Termination

If, prior to Closing one of Baytex or POT causes a Purchaser Default under the SPA and which, but for the fact that it is cured by the non-defaulting Party (the "Curing Party"), would have resulted in Dominion terminating the SPA, the following will apply:

(a)

the Party that caused the Purchaser Default shall be liable to the Curing Party and POT Guarantor or Baytex Guarantor, as applicable, for any damages that Dominion may be entitled to recover against POT Guarantor or Baytex Guarantor, as applicable, under the SPA in respect of the Purchaser Default;

(b)

the defaulting Party will assign the benefit of its Pro-Rata Share of the Deposit plus interest accrued thereon to the Curing Party for $1.00 and pay to Acquisition Co., an amount equal to the defaulting Party's Pro-Rata Share of the Deposit plus interest accrued thereon;

(c)

if the defaulting Party is POT:

(i)

the POT Loan Note shall become immediately due and payable and Acquisition Co. shall pay to POT, all monies owing by Acquisition Co. to  POT under the POT Loan Note, and the POT Loan Note will be cancelled and returned to Acquisition Co.; and

(ii)

the provisions of Section 3.5 will apply;

(d)

if the defaulting Party is Baytex:

(i)

the B Co. Loan Note shall become immediately due and payable and Acquisition Co. shall pay, to B Co., all monies owing by Acquisition Co. to  B Co. under the B Co. Loan Note, and the B Co. Loan Note will be cancelled and returned to Acquisition Co.;

(ii)

B Co. shall distribute an amount equal to the Baytex Deposit, together with all interest accrued thereon, to POT, as a return of capital; and

(iii)

the Baytex Loan Note shall become immediately due and payable and POT shall pay to Baytex, all monies owing by POT to  Baytex under the Baytex Loan Note, and the Baytex Loan Note will be cancelled and returned to POT; and

(iv)

the foregoing may be effected by way of directions to pay between the relevant Parties.

(e)

The Curing Party shall use all reasonable commercial efforts to obtain from Dominion, a release of the defaulting Party's Guarantor of Acquisition Co. for the obligations of Acquisition Co. under the SPA.

(f)

The defaulting Party shall not be entitled to exercise any Rights of First Refusal, if any, that may be triggered as a result of any restructuring transactions undertaken by the Curing Party, if any, in lieu of the Post-Closing Transactions, and the defaulting Party hereby irrevocably waives it right to exercise the same.

(g)

Except as provided in this Section 5.6, as between Baytex and POT:

(i)

the Curing Party shall, and shall cause its guarantor under this Agreement, Acquisition Co. and B Co. to:

(A)

release the defaulting Party and its Affiliates from their obligations under this Agreement; and

(B)

indemnify and save harmless the defaulting Party and its Affiliates (including POT Guarantor or Baytex Guarantor, as applicable) from and against any and all Claims, Losses and Liabilities that may be brought against them or that they may suffer, sustain, pay or incur as a result of the Curing Party completing the transactions contemplated by the SPA; and

(ii)

the defaulting Party shall release the Curing Party and its Affiliates from their obligations under this Agreement.

(h)

Following the completion of the transactions contemplated by this Section 5.6, this Agreement shall terminate save and except for the covenants and the indemnities of the Parties set forth in Sections 5.6(a), 5.6(e), 5.6(f) and 5.6(g) and the Parties' obligations of confidentiality set forth in Article 11, which covenants, indemnities and obligations will survive the termination of this Agreement.

ARTICLE 6
INTERIM COVENANT MATTERS

6.1

Filing Fee for Competition Act Approval

Baytex and POT shall cooperate with each other to obtain the Competition Act Approval, and each Party shall be responsible for funding its Pro-Rata Share of the filing fees payable by Acquisition Co. in connection with obtaining the Competition Act Approval.

6.2

Cash Calls, Deposits and License Transfers

(a)

POT shall, at the time, in the manner and in accordance with and subject to the provisions of the SPA, to the extent the same are directly attributable to the POT Assets:

(i)

cause to be released and returned to Dominion, any guarantees, bonds, security or other financial assurances provided by Dominion or any of its Affiliates to any Government Authorities or other Third Parties;

(ii)

fund any deposits or security or other financial assurances reasonably required to complete the transfer or assignment of Permits or Title and Operating Documents;

(iii)

make a deposit or furnish any other form of security or other financial assurances in order to approve any license transfers; or

(iv)

make any payment in relation to any license transfers or in relation to the transfer of any Title and Operating Documents.

(b)

Baytex  shall, at the time, in the manner and in accordance with and subject to the provisions of the SPA, to the extent the same are directly attributable to the Baytex Assets:

(i)

cause to be released and returned to Dominion, any guarantees, bonds or other security or other financial assurances provided by Dominion or any of its Affiliates to any Government Authorities or other Third Parties;

(ii)

fund any deposits, security or other financial assurances reasonably required to complete the transfer or assignment of Permits or Title and Operating Documents;

(iii)

fund a deposit or any other form of security or other financial assurances in order to approve any license transfers; or

(iv)

fund any payment in relation to any license transfers or in relation to the transfer of any Title and Operating Documents.

(c)

To the extent Sections 6.2(a)and 6.2(b) do not apply, each of POT and Baytex  shall, at the time, in the manner and in accordance with and subject to the provisions of the SPA, in accordance with their Pro-Rata Share:

(i)

cause to be released and returned to Dominion, any guarantees, bonds or other security or other financial assurances provided by Dominion or any of its Affiliates to any Government Authorities or other Third Parties;

(ii)

fund any deposits or security or other financial assurances reasonably required to complete the transfer or assignment of Permits or Title and Operating Documents;

(iii)

fund a deposit or any other form of security or other financial assurances in order to approve any license transfers; or

(iv)

fund any payment in relation to any license transfers or in relation to the transfer of any Title and Operating Documents.

6.3

Redacted

6.4

Adverse Environmental Conditions

If, pursuant to Article 12 of the SPA, either POT or Baytex has an Environmental Concern or a Potential Adverse Environmental Condition in relation to the POT Assets or the Baytex Assets, as applicable, the following will apply:

(a)

in the case of a Potential Adverse Environmental Concern:

(i)

if any POT Assets are impacted, POT shall be entitled to conduct (or cause to be conducted), at its sole cost, risk and expense, following Closing, in accordance with Section 12.1 and 12.5 of the SPA, a Phase II environmental assessment in relation thereto; and

(ii)

if any Baytex Assets are impacted, Baytex shall be entitled to conduct (or cause to be conducted), at its sole cost, risk and expense, following Closing, in accordance with Sections 12.1 and 12.5 of the SPA, a Phase II environmental assessment in relation thereto;

(b)

Acquisition Co. shall, at the request of POT or Baytex, as applicable, deliver notice of an Environmental Concern, or of an alleged Adverse Environmental Condition confirmed through a Phase II environmental assessment, in accordance with Sections 12.1 and 12.5 of the SPA;

(c)

if Dominion does not agree on the existence of an Environmental Concern, a Potential Adverse Environmental Condition or an Adverse Environmental Condition and the provisions of Section 12.6 of the SPA apply, POT shall be entitled to take carriage of the dispute in the name of Acquisition Co. to the extent the POT Assets are affected, and Baytex shall be entitled to take carriage of the dispute in the name of Acquisition Co. to the extent the Baytex Assets are affected, such dispute to be resolved pursuant to Section 12.6 of the SPA; and

(d)

if Section 12.7  of the SPA applies, and remediation operations are required in relation to:

(i)

any of the Baytex Assets, Acquisition Co. shall take all instructions from, and shall act in a manner directed by Baytex; and

(ii)

any of the POT Assets, Acquisition Co. shall take all instructions from, and shall act in a manner directed by POT.

ARTICLE 7
REDACTED

ARTICLE 8
CLAIMS AGAINST DOMINION

8.1

Assignment of Rights

Acquisition Co. hereby assigns to each of Baytex and POT, the rights and benefits, including any causes of action that it may have against Dominion under the SPA, in order to give effect to the assignment hereunder to  Baytex and POT, directly or indirectly, of the rights, duties and obligations of Acquisition Co. under the SPA.

8.2

Claims Against Dominion

(a)

Baytex shall be entitled, through Acquisition Co. (or any successor to Acquisition Co., as applicable), and at the sole risk, cost and expense of Baytex, to require Acquisition Co. to pursue any and all Claims against Dominion for or in respect of any Losses and Liabilities that may be suffered, sustained, paid or incurred by Baytex in connection with the transactions contemplated by the SPA the Pre-Closing Transaction Agreements and the Post-Closing Transaction Agreements and for which Acquisition Co. is entitled to make a Claim against Dominion.  In furtherance thereof, Acquisition Co. hereby gives and grants to Baytex, the right to bring, in the name of Acquisition Co., any Claims against Dominion that Baytex is entitled to pursue under this Agreement.

(b)

POT shall be entitled, through Acquisition Co. (or any successor to Acquisition Co., as applicable), and at the sole risk, cost and expense of POT, to require Acquisition Co. to pursue any and all Claims against Dominion for or in respect of any Losses and Liabilities that may be suffered, sustained, paid or incurred by POT in connection with the transactions contemplated by the SPA, the Pre-Closing Transactions Agreements and the Post-Closing Transaction Agreements and for which Acquisition Co. is entitled to make a Claim against Dominion.  In furtherance thereof, Acquisition Co. hereby gives and grants to POT, the right to bring ,in the name of Acquisition Co., any Claims against Dominion that POT is entitled to pursue under this Agreement.

(c)

If, at any time, both Baytex and POT have the right to pursue one or more Claims against Dominion in the name of Acquisition Co., the Parties shall cooperate with respect thereto.

8.3

Dominion Deductible with Respect to Material Claims

(a)

If the aggregate amount of Material Claims for one or more breaches of the representations and warranties of Dominion under the SPA (other than breaches of the representations and warranties set forth in Section 3.2 and 3.3) of the SPA,  and for which Acquisition Co. is entitled to be indemnified by Dominion, is equal to or less than 5% of the Purchase Price (the "Deductible"), POT and Baytex shall bear all Losses and Liabilities associated with such Claims (the "Deductible Claims").

(b)

Subject to Section 8.4, if the aggregate amount of the Deductible Claims exceeds the amount of the Deductible:

(i)

if only one of POT or Baytex has Deductible Claims in excess of its Pro-Rata Share of the Deductible, such Party shall be entitled to all amounts recovered from Dominion in respect of such Deductible Claims; and

(ii)

if both POT and Baytex have Deductible Claims in excess of their respective Pro-Rata Share of the Deductible, they shall be entitled to all amounts recovered from Dominion in respect of such Deductible Claims over and above their respective Pro-Rata Share of the Deductible.

8.4

Dominion Liability Cap

To the extent the Claims for which Acquisition Co. is entitled to be indemnified by Dominion under the SPA, are subject to a maximum liability, as provided for in Section 5.1 (c) of the SPA (such maximum liability referred to herein as a "Liability Cap") and the aggregate amount of those Claims exceeds the applicable Liability Cap, the following will apply:

(a)

if the aggregate amount of the Claims of either Baytex or POT is less than its Pro-Rata Share of the applicable Liability Cap, it shall be entitled to recover all of its Claims (including its Deductible Claims, subject to Section 8.3) and the other Party shall be entitled to recover its Claims (including its Deductible Claims, subject to Section 8.3) up to an amount equal to the applicable Liability Cap less the amount of the Claims the first Party is entitled to recover; and

(b)

if each of Baytex and POT have Claims in excess of its Pro-Rata Share of the applicable Liability Cap, each Party shall be limited to recovering its Claims (including its Deductible Claims, subject to Section 8.3) up to an amount equal to its Pro Rata Share of the applicable Liability Cap.

8.5

Adjustments to Claims

If, for any reason, either Baytex or POT recovers more than it is entitled to receive pursuant to Sections 8.3 and 8.4, Baytex and POT shall make the appropriate adjustments, and the Party that is obligated to remit any amount to the other Party, shall remit such amount to the other Party within thirty (30) days of the determination of such amount.

ARTICLE 9
LIABILITIES AND INDEMNITIES

9.1

POT's Indemnities

POT hereby agrees:

(a)

to be liable to Baytex and Baytex Guarantor for; and

(b)

as a separate and independent covenant, to indemnify and save Baytex and Baytex Guarantor harmless from and against;

all Claims that may be brought against Baytex, Baytex Guarantor or B Co. or that Baytex, Baytex Guarantor or B Co may suffer, sustain, pay or incur that are a result of or relate to the POT Liabilities.

9.2

Baytex's Indemnities

Baytex hereby agrees:

(a)

to be liable to POT and POT Guarantor for; and

(b)

as a separate and independent covenant, to indemnify and save POT and POT Guarantor harmless from and against;

all Claims that may be brought against POT or POT Guarantor or that POT or POT Guarantor may suffer, sustain, pay or incur that are a result of or relate to the Baytex Liabilities.

9.3

Limitations of Liability

Notwithstanding anything to the contrary contained in this Agreement:

(a)

no Party shall be liable to, nor have any obligation to indemnify or save harmless another Party, POT Guarantor or Baytex Guarantor pursuant to this Agreement in respect to any Losses, Liabilities or Claims to the extent that the same:

(i)

are reimbursed by insurance or by or on behalf of a Third Party; or

(ii)

are caused by or result from the gross negligence or wilful misconduct of such Party or any of its Affiliates.

9.4

Acquisition Co. Waiver and Release of Claims

Acquisition Co. acknowledges and agrees that it is not entitled to the benefit of the indemnities of POT and Baytex in relation to the POT Liabilities or the Baytex Liabilities, that Acquisition Co. has no right to make a Claim against POT, Baytex or B Co. or any of their respective Affiliates, in respect of any Claims, Losses or Liabilities that may be brought against it, or that it may suffer, sustain, pay or incur, as a result of or connected with, the Baytex Liabilities or the POT Liabilities and all indemnities of Baytex and POT related thereto and by its execution of this Agreement, does hereby waive any such rights, and does hereby release and forever discharge POT, Baytex and B Co. and their respective Affiliates from and against any Claim that it has now, or may in the future have in respect thereof.

9.5

Recourse Against Third Parties

Each Party shall, to the maximum extent then available, seek recourse against Third Parties in respect of any matter for which it may be entitled to indemnity under this Agreement prior to seeking recourse under this Agreement.

9.6

Indemnification Procedure — Third Party Claims

The following procedures shall be applicable to any Claim by POT, Baytex, POT Guarantor or Baytex Guarantor (the "Indemnitee") for indemnification pursuant to this Agreement from the POT or Baytex, as applicable, (the "Indemnitor") in respect of a Claim by a Third Party:

(a)

upon the Third Party Claim being made against or commenced against the Indemnitee, the Indemnitee shall promptly provide notice thereof to the Indemnitor. The notice shall describe the Third Party Claim in reasonable detail and indicate the estimated amount, if practicable, of the indemnifiable Liabilities and Losses that has been or may be sustained by the Indemnitee in respect thereof. If the Indemnitee does not give timely notice to the Indemnitor as aforesaid, then such failure shall only lessen or limit the Indemnitee's rights to indemnity hereunder to the extent that the defence of the Third Party Claim was prejudiced by such lack of timely notice;

(b)

if the Indemnitor acknowledges to the Indemnitee in writing that the Indemnitor is responsible to indemnify the Indemnitee in respect of the Third Party Claim pursuant hereto, the Indemnitor shall have the right to do either or both of the following:

(i)

assume carriage of the defence of the Third Party Claim using legal counsel of its choice and at its sole cost; and/or

(ii)

settle the Third Party Claim provided the Indemnitor pays the full monetary amount of the settlement and the settlement does not impose any restrictions or obligations on the Indemnitee;

(c)

each Party shall cooperate with the other in the defence of the Third Party Claim, including making available to the other Party, its directors, officers, employees and consultants whose assistance, testimony or presence is of material assistance in evaluating and defending the Third Party Claim;

(d)

the Indemnitee shall not enter into any settlement, consent order or other compromise with respect to the Third Party Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed) unless the Indemnitee waives its rights to indemnification in respect of the Third Party Claim;

(e)

upon payment of the Third Party Claim, the Indemnitor shall be subrogated to all claims the Indemnitee may have relating thereto. The Indemnitee shall give such further assurances and cooperate with the Indemnitor to permit the Indemnitor to pursue such subrogated claims as reasonably requested by it; and

(f)

if the Indemnitor has paid an amount pursuant to the indemnification obligations herein and the Indemnitee shall subsequently be reimbursed from any source in respect of the Third Party Claim from any other Person, the Indemnitee shall promptly pay the amount of the reimbursement (including interest actually received) to the Indemnitor, net of Taxes required to be paid by the Indemnitee as a result of any such receipt and plus any Taxes saved or recovered by the Indemnitee as a result of such payment.

9.7

Consequential Damages

In no event shall a Party be liable in respect of the covenants, agreements, representations, warranties and indemnities contained in this Agreement or in any certificate, agreement or other document furnished pursuant to this Agreement for consequential, indirect or punitive damages (including loss of anticipated profits, business interruption or any special or incidental loss of any kind) suffered, sustained, paid or incurred by a Party.  However, nothing in this Agreement shall in any way limit the right of any Indemnitee to be indemnified hereunder for any and all indirect, incidental, consequential, exemplary or punitive damages of every nature and kind whatsoever, including loss of profits and revenues, that are part of any Claim by a Third Party.

9.8

Guarantees

Each of Baytex and POT shall deliver a guarantee in the form attached as Schedules "H" and "I".

ARTICLE 10
ADDITIONAL MATTERS

10.1

Redacted

10.2

Included Seismic Data

(a)

For the purposes of this Agreement,

(i)

if all or any portion of the Included Seismic Data is within the POT Map Area, all of such Included Seismic Data shall constitute part of the POT Assets;

(ii)

if all or any portion of the Included Seismic Data is within the Baytex Map Area, all of such Included Seismic Data shall constitute part of the Baytex Assets; and

(iii)

notwithstanding the foregoing paragraphs (i) and (ii), if all or any portion of the Included Seismic Data is within both the POT Map Area and the Baytex Map Area, both Parties shall be entitled to copies thereof.

(b)

If, for any reason, any Included Seismic Data to which a Party is entitled cannot be transferred to the Party so entitled, the Party that holds the Included Seismic Data shall use its reasonable commercial efforts, at the cost  and expense of the Party entitled to such Included Seismic Data, to obtain for such entitled Party, if available, viewing only rights of such included Seismic Data.

10.3

Tax Matters

POT shall be entitled to exercise the rights of Acquisition Co. under Article 15 of the SPA, subject to the following:

(a)

Baytex shall be liable to POT for its Pro-Rata Share of all costs and expenses incurred by POT in connection with exercising the rights and performing the obligations of Acquisition Co. under Article 15 of the SPA;

(b)

Baytex shall have the opportunity to review and comment on the Tax Returns for DECL and its Subsidiaries pertaining to such transactions contemplated by the SPA and the Post-Closing Transactions.  POT will provide Baytex with copies of such Tax Returns within a reasonable period prior to the time before the applicable Tax Return due date and Baytex will provide POT with its comments expeditiously thereafter and in any event, within a reasonable period prior to the time before the applicable Tax Return due date;

(c)

POT will reasonably consider and address any comments of Baytex with respect to such Tax Returns.  If there is a dispute, the Parties will resolve the dispute in accordance with the provisions of Section 2.6(d) of the SPA (without reference to the $1,000,000 threshold); provided that if the dispute is not resolved prior to the applicable Tax Return due date, POT shall be entitled to file such Tax Return, but shall be liable to Baytex for any Taxes payable by Baytex or any of its Affiliates that Baytex or any of its Affiliates would not otherwise have been liable for if the Tax Return were filed on a basis determined by the Accounting Firm, as provided for in Section 2.6(d) of the SPA.  If there is a disagreement among the Parties as to the amount of any such Liability, the dispute shall be resolved by the Accounting Firm, as provided for in Section 2.6(d) of the SPA;

(d)

the initial Tax liability of DECL or any Subsidiary agreed to by either (i) Dominion and Acquisition Co. pursuant to Article 15 of the SPA; or (ii) Baytex and POT pursuant to this Section 10.3, shall be accounted for and considered in the division of the Surplus Assets;

(e)

POT will notify Baytex, in writing, of any Tax Claim for which Dominion or Acquisition Co. is entitled to seek indemnification to the extent the same relates to the transactions contemplated by the SPA or the Post-Closing Transactions.  POT shall represent Acquisition Co. in relation thereto; provided that:

(i)

Baytex shall be entitled to participate in such Tax Claim using counsel of its choice for that purpose;  provided that if the Tax Claim does not pertain solely to the Baytex Assets or the POT Assets, POT and Baytex shall negotiate in good faith in an attempt to arrive at an arrangement whereby a single counsel will represent both POT and Baytex in respect of the Tax Claim; and

(ii)

each Party shall bear its own costs of the prosecution or defence of such Tax Claim, to the extent related to, in the case of POT, the POT Assets and in the case of Baytex, the Baytex Assets.  All other costs of prosecution will be borne by POT and Baytex in accordance with its Pro-Rata Share of such costs; and

(f)

for greater certainty, reference to a corporate entity in Article 15 of the SPA or in this Section 10.3 shall be interpreted for purposes of this Section 10.3 to include a successor of such corporate entity.

10.4

Redacted

10.5

Specific Conveyancing

POT will prepare and deliver to all relevant Third Parties, at its sole cost and expense, all specific conveyancing required in connection with its acquisition of the POT Assets.  Baytex will prepare and deliver to all relevant Third Parties, at its sole cost and expense, all specific conveyancing required in connection with B Co.'s acquisition of the Baytex Assets.  If, for any reason, any specific conveyances are required in connection with any of the Post-Closing Transactions prior to the transfer of the POT Assets to POT and the transfer of the Baytex Assets to Baytex, the Parties shall cooperate with respect to the preparation and delivery of the same and will share all costs and expenses associated therewith in accordance with their Pro Rata Share.

ARTICLE 11
CONFIDENTIALITY

11.1

Confidentiality Among the Parties

Each Party to this Agreement shall, and shall cause each of its Representatives to keep all information disclosed by any other Party hereto relating to the transactions contemplated under, and the subject matter of, the SPA, the Pre-Closing Transaction Agreements, the Post-Closing Transaction Agreements and this Agreement, confidential and shall not disclose such information to any Person or use such information for any purpose except to consummate the transactions contemplated by the foregoing agreements.  The foregoing restrictions on disclosure of information shall not apply to information, to the extent it:

(a)

is or becomes generally available to the public other than as a result of a disclosure by another Party hereto or any of its Representatives;

(b)

were known or available to the Party on a non-confidential basis prior to the date hereof;

(c)

becomes available to the other Party on a non-confidential basis from a Person other than the first mentioned Party or any of its Representatives who is not, to the knowledge of such other Party, otherwise bound by confidentiality obligations to such first mentioned Party and is not otherwise prohibited from transmitting the information to such other Party; or

(d)

is required to be disclosed pursuant to Applicable Laws, including securities regulatory authorities, the rules of a listing authority or stock exchange or legal proceedings.

Specific items of information shall not be considered to be in the public domain merely because more general information respecting the Assets is in the public domain.

11.2

Press Releases

No Party will make any press release or other public announcement respecting this Agreement, the SPA and the Post-Closing Transaction Agreements without the consent of the other Parties except to the extent each other Party unreasonably withholds or delays consent and the Party desiring to make the press release or other public announcement is advised by its counsel that the release or announcement is required to comply with any Applicable Law or the rules of any listing authority or stock exchange with which the disclosing Party is bound to comply. A Party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide each other Party with a draft of such statement at least one (1) Business Day prior to its release to enable the other Party to review such draft and advise of any comments it may have with respect thereto. The Party proposing to make the public disclosure will not unreasonably refuse to incorporate the requested changes in the public announcement except to the extent its counsel advises that doing so will result in non-compliance with Applicable Law or the rules of the applicable listing authority or stock exchange.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.1

No Third Party Beneficiaries (Except POT Guarantor and Baytex Guarantor)

Except as provided in Section 9.4, the provisions of this Agreement are for the sole benefit of the Parties hereunder, and the provisions of Article 9 are also for the benefit of Baytex Guarantor and POT Guarantor.  Each of POT and Baytex acknowledge that they are holding the benefits of the provisions of Article 9 in trust for POT Guarantor and Baytex Guarantor.  Subject to the preceding sentences, the provisions of this Agreement are not intended to be for the benefit of any Person to whom any debts, liabilities or obligations are owed by, or who otherwise has a claim against any of the Parties hereto or any of their Affiliates, and no creditor any other Person shall obtain any rights or shall be able to make any claims hereunder in respect of any debts, liabilities or obligations against the Parties hereto or any of their Affiliates.

12.2

Costs and Expenses

Except as specifically provided herein, all legal and other costs and expenses in connection with the preparation and delivery of the SPA and this Agreement and the transactions contemplated thereby and hereby, shall be paid by the Party that incurred them.  All costs associated with the preparation and delivery of the agreements, documents and instruments contemplated by the Pre-Closing Transactions and the Post-Closing Transactions shall be paid by POT and Baytex in accordance with their Pro-Rata Share.

12.3

Dispute Resolution

The Parties will attempt to resolve any dispute arising through consultation and negotiation in good faith. If those attempts fail, then except for any disputes required to be referred to the Accounting Firm hereunder, the Parties agree to refer the dispute to binding arbitration for final resolution.  The arbitration will be conducted under the National Arbitration Rules of The ADR Institute of Canada Inc.

12.4

Further Assurances

From time to time, as and when reasonably requested by any Party, each other Party shall execute and deliver or cause to be executed and delivered all such documents and instruments and shall take or cause to be taken all such further or other actions to implement or give effect to this Agreement. All such further documents, instruments or actions shall be delivered or taken at no additional consideration other than reimbursement of any expenses reasonably incurred by the Party providing such further documents or instruments or performing such further acts, by the Party at whose request such documents or instruments were delivered or acts performed.

12.5

No Merger

There shall not be any merger of any of the covenants, representations, warranties and indemnities contained in this Agreement with any other document or instruments delivered pursuant hereto, at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

12.6

Supersedes Earlier Agreements

(a)

This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof; and, except for the SPA, the Pre-Closing Transaction Agreements and the Post-Closing Transaction Agreements there are no collateral or other statements, understandings, covenants, agreements, representations or warranties, written or oral, relating to the subject-matter hereof.

(b)

This Agreement, the SPA, the Pre-Closing Transaction Agreements and the Post-Closing Transaction Agreements, supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties or their predecessors relating to the subject-matter of this Agreement.

12.7

Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in all respects, be treated as a contract made in the Province of Alberta, provided that this does not affect the obligation of the Parties to comply with Applicable Law respecting any Assets located outside of the Province of Alberta. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

12.8

Interest Accrues on Amounts Owing

Except as otherwise provided herein to the contrary, any amount owing to a Party by another Party hereunder after Closing and remaining unpaid will bear interest at the rate per annum equal to the Prime Rate plus one percent (1%) per annum, from the day that the amount was due to be paid until the day it is paid, regardless of whether the Party has given the other Party or Parties, as applicable, prior notice of the accrual of interest hereunder.

12.9

Assignment

Prior to Closing, this Agreement may not be assigned by a Party without the prior written consent of each other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns. No Person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

12.10

Time of Essence

Time shall be of the essence in this Agreement.

12.11

Notices

The addresses for service of the Parties shall be as follows:

(a)

if to POT, Acquisition Co. or B Co. at:

#500, 630 - 4th Avenue S.W.

Calgary  Alberta  T2P 0J9

Attention:

Vice President Finance and Chief Financial Officer (POT)

(b)

if to Baytex at:

Suite 2200, Bow Valley Square II

205 - 5th Avenue S.W.

Calgary, AB  T2P 2V7

Attention:

Vice-President, Land

Any notice, communication and statement required, permitted or contemplated hereunder shall be in writing and sent by personal service or facsimile and shall be deemed received when delivery or reception of the transmission is complete except that, if such delivery or transmission is sent on a Saturday, Sunday or day when the receiving Party's office is not open for the regular conduct of business, or on or after 4:00 p.m., such notice or communication shall be deemed to be received on the next Business Day that such office is open for the regular conduct of business. A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to each other Party at its above address.

12.12

Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

12.13

Waiver

Except as otherwise provided in this Agreement, no failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. Except as otherwise provided in this Agreement, no waiver of any provision of this Agreement, including, this Section 12.13, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

12.14

Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

12.15

Counterpart Execution

This Agreement may be executed by facsimile and in counterpart, no one copy of which need be executed by more than one Party, provided that any Party executing by facsimile shall promptly provide each other Party with an original of its signed execution page of this Agreement. A valid and binding contract shall arise if and when counterpart execution pages (including as may be delivered by facsimile) are executed and delivered by all Parties.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first written above.

BAYTEX ENERGY LTD.	PARAMOUNT OPERATING TRUST, by its trustee, Paramount Energy Operating Corp.
Per: (signed) "Randy Best"	Per: (signed) "Susan L. Riddell Rose"

1325059 ALBERTA LTD.	1325115 ALBERTA LTD.
Per: (signed) "Susan L. Riddell Rose"	Per: (signed) "Susan L. Riddell Rose"

SCHEDULE A

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE B

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE C

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

NOT USED

SCHEDULE D

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE E

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE F

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE G

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE H

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED

SCHEDULE I

TO THE TEAMING AGREEMENT DATED MAY 29, 2007 AMONG BAYTEX ENERGY LTD., PARAMOUNT OPERATING TRUST, 1325115 ALBERTA LTD. AND 1325059 ALBERTA LTD.

REDACTED